EXHIBIT 8

         OPINION OF SHUMAKER WILLIAMS, P.C. OF CAMP HILL, PENNSYLVANIA, SPECIAL COUNSEL TO REGISTRANT, DATED MARCH 16, 2000, AS TO THE
                   TAX TREATMENT OF THE PROPOSED TRANSACTIONS



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                             SHUMAKER WILLIAMS, P.C.
                                   P.O. Box 88
                         Harrisburg, Pennsylvania 17108

                                 March 16, 2000




The Board of Directors                           The Board of Directors
FIDELITY D & D BANCORP, INC.                     THE FIDELITY DEPOSIT AND
Blakely and Drinker Streets                      DISCOUNT BANK
Dunmore, Pennsylvania  18512                     Blakely and Drinker Streets
                                                 Dunmore, Pennsylvania  18512

                Re: Merger of The Fidelity Deposit and Discount Interim Bank, a Subsidiary of Fidelity D & D Bancorp, Inc. with and into The Fidelity Deposit and Discount Bank

Dear Members of the Boards:


     You have asked for our opinion regarding material federal income tax consequences of the merger of The Fidelity Deposit and Discount Interim Bank (the "Interim Bank") with and into The Fidelity Deposit and Discount Bank (the "Bank") pursuant to which the shareholders of the Bank on the effective date of the merger will receive voting common stock of the Interim Bank's parent, Fidelity D & D Bancorp, Inc. (the "Holding Company").

     In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Plan of Reorganization, dated December 21, 1999, among the Holding Company, the Bank and the Interim Bank, the Plan of Merger, dated December 21, 1999, by and between the Bank and the Interim Bank, the Registration Statement of Fidelity D & D Bancorp, Inc. on Form S-4, filed with the SEC on November 3, 1999, the Pre-Effective Amendment No. 1 to said Registration Statement on Form S-4, filed with the SEC on January 4, 2000, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the facts contained in certain statements and representations previously made by executives of the Holding Company and the Bank, including facts contained in certain statements and representations made in letters received by us from Fidelity D & D Bancorp, Inc. and The Fidelity Deposit and Discount Bank dated as of the date of this opinion. The transactions under the Plan of Reorganization and the Plan of Merger are hereinafter collectively referred to as the "merger transaction."


     In rendering our opinion, we have assumed: (a) that all parties have the legal right, power, capacity and authority to enter into and perform all obligations under the Plan of Reorganization and the Plan of Merger; (b) the due and proper execution and delivery of all relevant or necessary

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instruments and documents; (c) the receipt of all federal and state regulatory approvals necessary to consummate the merger transaction; and (d) the satisfaction or proper waiver of any other conditions under the Plan of Reorganization and the Plan of Merger so that the merger transaction may be consummated. All statements in this letter regarding the federal income tax consequences of this merger transaction are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated by the United States Department of Treasury (the "Regulations"), current positions of the Internal Revenue Service (the "IRS") as contained in published Revenue Rulings and Procedures, current published administrative positions of the IRS, and existing court decisions, all as in effect as of this date and each of which is subject to change at any time.

     Our opinion is based upon and assumes the following factual background and assumptions relating to the merger transaction:

I.   Factual Background


     A. The Bank is a Pennsylvania-chartered bank and trust company. The Bank is a full- service commercial bank which commenced operations in 1903. In 1997 the Pennsylvania Department of Banking granted the Bank trust powers. Its principal place of business is located at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512. The Bank is authorized to issue 5,000,000 shares of common stock, par value $1.5625 per share, of which on December 31, 1999, 900,392.1402 shares were issued and outstanding (the "Bank Common Stock"). The Bank Common Stock is the only class of security, authorized or outstanding, of the Bank. The Bank has approximately 1,264 shareholders. The Bank Common Stock is publicly traded in the local over-the- counter market, and price quotes are not readily available. Recent sales of the Bank Common Stock have occurred solely between individuals in limited over-the-counter transactions and in direct, privately negotiated transactions. The most recent sale prior to the public announcement of the merger on October 18, 1999, as to which management of the Bank is aware of the sales price, occurred on October 5, 1999, at a price of Sixty-Nine Dollars and Fifty Cents ($69.50) per share.


     B. The Interim Bank is a Pennsylvania-chartered banking institution. The Interim Bank is being organized solely to engage in the merger transaction. The Interim Bank is authorized to issue 5,000,000 shares of common stock, par value Two Dollars ($2.00) per share (the "Interim Bank Common Stock"). The Interim Bank Common Stock is the only class of security, authorized or outstanding, of the Interim Bank. In accordance with the Pennsylvania Banking Code of 1965, as amended, ten organizers of the Interim Bank each have subscribed to purchase 500 shares of Interim Bank Common Stock for Three Dollars and Ten Cents ($3.10) per share. The organizers have executed a Stock Repurchase Agreement which requires that, at consummation of the merger transaction, the Holding Company will purchase the 5,000 shares held or to be purchased by these ten organizers for Three Dollars and Ten Cents ($3.10) per share. In addition, the Holding Company will purchase 45,000 shares of Interim Bank Common Stock for Three Dollars and Ten Cents ($3.10) per share.

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     C.  The Holding Company is a business corporation organized on August 10,
         1999, under the laws of the Commonwealth of Pennsylvania. The Holding Company is solely organized to engage in the business and activities associated with bank holding companies. The Holding Company is authorized to issue 10,000,000 shares of common stock, without par value (the "Holding Company Common Stock") and 5,000,000 shares of preferred stock, without par value. The Board of Directors has the authority to issue preferred stock without prior shareholder approval and to determine the rights, qualifications, limitations and restrictions on each series of preferred stock at the time of issuance. If the reorganization had occurred as of December 31, 1999, the Holding Company would have issued approximately 1,800,784 shares of Holding Company Common Stock to be exchanged for approximately 900,392 outstanding shares of Bank Common Stock on a 2 to 1 basis in connection with the merger transaction pursuant to Section 2.2 of the Plan of Merger. The five incorporators of the holding company have each purchased one share of Holding Company Common Stock for One Dollar ($1.00) per share. The five incorporators have executed a Stock Repurchase Agreement which requires that, at consummation of the merger transaction, the Holding Company will purchase the 5 shares held by these five incorporators for One Dollar ($1.00) per share. After the consummation of the merger transaction, the holding company will have approximately 1,264 shareholders of record, less any dissenting shareholders who exercise their rights of appraisal and payment in cash for their stock pursuant to the Pennsylvania Banking Code of 1965, as amended, and the Pennsylvania Business Corporation Law of 1988, as amended.

     D. In order to comply with minimum capitalization requirements under state banking laws, the Interim Bank will be initially capitalized as follows: One Hundred Thousand Dollars ($100,000.00) in capital stock and Fifty-Five Thousand Dollars ($55,000.00) in surplus, which amount shall include an expense fund of Five Thousand Dollars ($5,000.00). In order to provide the Interim Bank with this required minimum capitalization at the time of the consummation of the merger transaction, the holding company temporarily will borrow One Hundred Fifty-Five Thousand Dollars ($155,000.00) from a non-affiliated Pennsylvania bank. The Holding Company will then purchase 45,000 shares of Interim Bank Common Stock for Three Dollars and Ten Cents ($3.10) per share, which share will then be cancelled by the Holding Company. Under the Stock Repurchase Agreement, the organizers of the Interim Bank may transfer their subscription rights for 5,000 shares of Interim Bank Common Stock to the Holding Company prior to the effective date of the merger transaction so that the Holding Company can purchase such shares for Fifteen Thousand Five Hundred Dollars ($15,500.00), or Three Dollars and Ten Cents ($3.10) per share, which share will then be cancelled by the Holding Company.


     E. In accordance with the Banking Code of 1965, the Interim Bank will merge with and into the Bank. Upon the effective date of the merger:
         (a) the separate corporate existence of the Interim Bank will terminate; (b) the Bank will survive and acquire all of the assets and assume all of the liabilities of the Interim Bank; (c) the surviving bank will continue to operate under the name, "The Fidelity Deposit and Discount Bank"; and (c) the surviving

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         bank will continue to carry on the Bank's banking business at the same principal offices. The approval of shareholders owning at least two-thirds of the outstanding stock of both the Bank and the Interim Bank are required by law to approve the merger.

     F. The shareholders of the Bank will be entitled to receive 2 shares of Holding Company Common Stock in exchange for each whole share of the Bank Common Stock held by the shareholder on the effective date of the merger. Pursuant to Section 2.2 of the Plan of Merger, each outstanding whole share of the Bank will be deemed to be exchanged for 2 shares of the Holding Company Common Stock without any action on the part of the shareholder, and the outstanding certificates representing shares of stock of the Bank will thereafter represent shares of stock of the Holding Company at the one-to- two exchange ratio.

     G. Shareholders of the Bank who dissent to the merger, if any, will receive cash for their shares of stock in the Bank, pursuant to the Pennsylvania Business Corporation Law of 1988.

     H. After the consummation of the merger transaction, the Bank and the Holding Company will file a consolidated return for federal income tax purposes.

II.  Assumptions

     A. The operation of the Bank, via the merger with the Interim Bank and as a subsidiary of the Holding Company, will provide greater flexibility in financing, in engaging in non-banking activities, in protecting against an unfriendly takeover, and in responding to changes in Pennsylvania and federal law that provide for expanded branching and multi-bank holding companies.

     B. The fair market value of the Holding Company Common Stock and other consideration received by each shareholder of the Bank will be approximately equal to the fair market value of the Bank Common Stock surrendered in exchange.

     C. There is no plan or intention by the shareholders of Bank to sell, exchange or otherwise dispose of a number of shares of Holding Company Common Stock received in the transaction that would reduce the Bank shareholders' ownership of Holding Company Common Stock to a number of shares having a value, as of the effective date of the merger transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding Bank Common Stock as of the same date. In addition, there have not been to date any transfers of Bank Common Stock by any shareholders thereof which have been made in contemplation of the merger transaction.

     D. The Bank will acquire at least ninety percent (90%) of the fair market value of the net

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         assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Interim Bank immediately prior to the merger transaction. For the purposes of this assumption, amounts paid by the Bank to shareholders who receive cash or other property, assets of the Bank used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the merger transaction, are and will be included as assets of the Bank held immediately prior to the merger transaction. The Bank has not redeemed any Bank Common Stock, has not made any distribution with respect to any Bank Common Stock, and has not disposed of any of its assets in anticipation of or as a part of a plan for the acquisition of the Interim Bank by the Bank.

     E. The Holding Company has no plan or intention to redeem or otherwise reacquire any of its stock to be issued in the merger transaction.

     F. The assumption by the Bank of the liabilities of Interim Bank pursuant to the merger transaction will be for a bona fide business purpose and the principal purpose of any such assumption will not be the avoidance of federal income tax on the transfer of assets of the Interim Bank to the Bank pursuant to the merger transaction.

     G. The liabilities of the Interim Bank assumed by the Bank and the liabilities to which the transferred assets of the Interim Bank are subject will be incurred by the Bank in the ordinary course of its business, and will be associated with the assets to be transferred. No liabilities of any person other than Interim Bank will be assumed by the Bank or Holding Company in the merger transaction, and none of the shares of Bank to be surrendered in exchange for Holding Company Common Stock in the merger transaction will be subject to any liabilities.

     H. Following the merger transaction, the Bank will continue the historic business of the Bank or use a significant portion of the Bank's business assets in a business.

     I. The Holding Company, the Interim Bank, the Bank and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the merger transaction.

     J. There is no intercorporate indebtedness existing between the Holding Company and the Interim Bank or between the Bank and the Interim Bank that was issued or acquired, or will be settled at a discount.

     K. The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

     L. On the date of the Merger, the fair market value of the assets of the Interim Bank will exceed the sum of its liabilities (including any liabilities to which its assets are subject).

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     M.  No stock of the Bank will be issued to any of the shareholders of the
         Bank in the merger transaction.

     N. There is no larger integrated transaction of which the merger transaction constitutes only one step.

     O. The expenses of the merger transaction and the amount to be paid to dissenters, if any, will not exceed ten percent (10%) of the fair market value of the net assets of the bank.

     P. No fractional shares will be issued or redeemed in the merger transaction. Holders of fractional interests in Bank Common Stock will receive cash in lieu thereof.

     Q. The payment of cash in lieu of fractional shares of stock of Bank was not separately bargained for consideration and is being made for the purpose of saving Holding Company the expense and inconvenience of issuing fractional shares.

     R. None of the compensation received by any shareholder-employees of the Bank will be separate consideration for, or allocable to, any of their shares of the Bank Common Stock; none of the shares of the Holding Company Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     S. There is no present plan or intention to issue any of the authorized common stock of the Holding Company in excess of the amounts described in this letter in the merger transaction, nor is there any present plan or intention to issue any of the authorized preferred stock of the Holding Company.

     T. Prior to the effective date of the merger transaction, neither the Holding Company nor the Interim Bank will hold either directly or indirectly any stock or securities in the Bank.

     U.  The Interim Bank has no liabilities.

     V. Holding Company, Interim Bank and Bank will pay their respective expenses, if any, incurred in connection with the Merger. None of Holding Company, Interim Bank, and Bank will pay any of the expenses of the shareholders of Bank incurred in connection with the Merger.

     W.  Interim Bank has not done business prior to the Merger.

     Based on the foregoing and subject to and specifically relying upon the aforesaid factual background and assumptions and other matters herein referred to, and to the extent that this factual

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background and these assumptions remain unchanged between the date of this opinion and the date of the merger, it is our opinion that:


     1. The merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and Holding Company Interim Bank and Bank will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized to either the Holding Company, the Bank or the Interim Bank on the transfer of substantially all of the Interim Bank's assets to the Bank in exchange for the Holding Company Common Stock and the assumption by the Bank of all of the liabilities of the Interim Bank plus the liabilities, if any, to which the acquired assets of the Interim Bank may be subject.

     3. No gain or loss will be recognized to the shareholders of the Bank upon the exchange of their Bank Common Stock solely for the Holding Company Common Stock pursuant to the Plan of Reorganization and Plan of Merger, except for that gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of Holding Company Common Stock. Any cash received by a shareholder of Bank in lieu of a fractional share, other than a dissenting shareholder as described in paragraph four hereinafter, will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in Bank shares allocable to such fractional interest, so long as the shares of the recipient exchanged qualify as a capital asset.

     4. The shareholders of the Bank who dissent to the merger, if any, and who receive cash for their shares of Bank Common Stock will recognize gain or loss to the extent of the difference between the amount the cash received and the adjusted tax basis of such shares, provided that the surrender of Bank Common Stock is treated as a redemption of stock to which Section 302(a) of the Code applies. It is possible, however, that the provisions of Section 302(a) will not apply to a particular dissenting shareholder due to Code rules that require that certain shareholders be treated as owning shares actually owned by other individuals and entities (i.e., certain individuals related to the shareholder and certain partnerships, estates, trusts and corporations in which the shareholder has an interest); if so, the amounts paid to the dissenting shareholder may be taxable as dividends because they would be treated as distributions to which Code Section 301 applies and not as a redemption under Code Section 302(a).

     5. The tax basis of the shares of the Holding Company Common Stock to be received by the shareholders of the Bank will be equal to the tax basis of the shareholder's shares of Bank Common Stock, reduced by any amount allocable to fractional share interests (in which cash is received) in the merger.

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     6.  The holding period of the shares of the Holding Company Common Stock to be received by the shareholders of the Bank will include the period during which the Bank Common Stock, surrendered in exchange therefor, was held by the shareholders of the Bank, provided the Bank Common
         Stock was held as a capital asset in the hands of the shareholders of the Bank at the time of the exchange.

     7.  Subject to limitations under Code Sections 381 and 382 and certain U.
         S. Treasury Regulations promulgated under Code Section 1502, where applicable, the Bank, as the surviving bank to the merger, will carry-over and take into account all accounting items and tax attributes, and tax basis and holding periods of the assets of the Interim Bank.

     The opinions set forth in this letter are given and based upon the factual background and the existence of the assumed facts as herein above set forth, all as of the date of this letter. Should any facts or assumptions be otherwise than as herein above set forth or change after the date of this letter, no opinion is made or expressed with respect thereto or as to the legal, tax or other consequences thereof. We express no opinion as to the tax consequences to any party, wether Federal, State, Local or Foreign of the merger or of any transactions related to the merger as contemplated by the agreements and disclaim any opinion as to any facts occurring after the date of this letter or as to the legal, tax or other consequences thereof. We assume no obligation to investigate, research or determine any facts or laws, rules or regulations occurring, existing or in effect after the date hereof, or to update or supplement any of the opinions herein expressed to reflect any facts or circumstances or changes in law that hereafter may occur or come to our attention.


     The Holding Company, the Interim Bank, the Bank and their respective shareholders may rely upon this opinion letter. No other person, whether natural or otherwise, may rely upon this opinion letter, and it may not be disclosed to any other persons without our prior written consent. The opinions set forth in this opinion letter are not binding on the Internal Revenue Service.


                                                   Sincerely,


                                                   /s/ SHUMAKER WILLIAMS, P.C.
                                                   ---------------------------
                                                   SHUMAKER WILLIAMS, P.C.


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